

THE OTTO LAW GROUP
A PROFESSIONAL LIMITED LIABILITY COMPANY

Andrew M. Stolowitz
astolowitz@ottolaw.com

April 9, 2007

VIA REGULAR MAIL

Susann Reilly, Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re: Skillstorm Online Learning, Inc.

Dear Ms. Reilly,

Submitted on behalf of Skillstorm Online Learning, Inc. (the "Company"), please find one original and six copies of the Company's amended Regulation A offering statement, along with six copies of this cover letter.

It is the intent of the Company that this letter will allow the reviewer(s) to supplement the marked changes on the amended document. The Company has also incorporated the amended financial statements into the Offering Circular, and the requested exhibits in Part III, consistent with the Model A format.

General

1. The enclosed amended copies are marked.

2. The Company confirms the amended offering circular includes all questions and notes. The specific risk regarding offering price to which the staff refers to in Comment No. 2 is disclosed in Risk Factor #16 of the Offering Circular.

3. Please see revised Items 3(k) and 29.

Cover page of the Offering Statement

4. The name of the agent for service has been included.

Item 1. Significant Parties

601 Union Street, Suite 4500 Seattle, WA 98101 TEL 206-262-9545 FAX 206-262-9513 WEB www.ottolaw.com

5. The business and residential addresses have been clarified.

6. Please see the paragraphs pertaining to Mr. Careaga's ownership in Item 1(d) and (e).

7. Please see revised Item 1(f).

Item 4. Jurisdictions in which securities are to be offered

8. Please see the explanation in Item 4(b).

Item 5. Unregistered Securities Issued or Sold within one year

9. Please see Item 5(a)(3).

10. Please see the explanation in Item 5(c).

11. Please see the explanation in Item 5(c).

Part II- Offering Circular

12. Please see the last paragraph on page 9.

13. Please see the cover page of the Offering Circular and Item 26(a). Additionally, please also see Risk Factor #1 and Item #21 on page 33.

14. These paragraphs have been crossed out.

15. This paragraph has been crossed out. The Company's attorneys have spoken with Susann Reilly and informed Ms. Reilly that it the Company is awaiting approval from the SEC prior to filing in individual states.

16. Please see Item #1 on pg. 1.

Risk Factors

17. Please see Risk Factor #3.

18. Please see Risk Factor #2.

19. Please see Risk Factors #8-9.

20. Please see Risk Factor #11.

21. This risk factor has been revised to delete the reference to the Exchange Act registration which would be necessary prior to trading on the Small

Cap Market, as the Company does not intend to apply for a listing on the Small Cap Market in the foreseeable future.

22. Please see Risk Factor #12, clarifying that the Company has not sought patent, copyright or trademark protection for its software at this time.

23. Please see Risk Factors #8-10.

24. Please see Item 3(a).

25. Please see the Letter Agreement included in Part III on pages E-36 through E-37.

26. Please see Item 3(b).

27. Please see the chart on page 9.

28. Please see the second full paragraph on page 11.

29. Please see the last two paragraphs on page 9.

30. Please see Item 3(d).

31. Please see Item 3(b).

32. Please see Item 3(b) on page 7, disclosing that the Company developed the software, but has not applied for patent protection.

33. Please see page 13.

34. Please see page 14 under 'Phase III Production and Development'.

35. Please see the changes to the second to last paragraph on page 16, which includes, among other changes, removing the phrase "vote of confidence".

36. Please see the second bulletpoint on page 16.

37. Please see 'Test Market Strategy' on page 17 and exhibit 6(b) on page E-35 of the Exhibits.

38. Please see Item 3(h) on page 20.

39. Please see the last sentence to 7(a) on page 24.

40. Please see 10(c) on page 27.

41.   Please see Item 11 on page 28.

42.   Please see Item 21 on page 33.

43.   Please see Item 25 on page 34.

44.   Please see the revisions to 'Officers and Key Personnel of the Company', beginning on page 35, in which the Company removed these references with the intent to remove any appearance of ambiguity.

45.   Please see the revisions on page 36.

46.   Please see the revisions of page 36.

47.   Please see the revisions of page 36.

48.   Please see the revisions of page 36.

49.   Please see the revisions on page 38.

50.   There is no Item 33(d). Please see Item 35(d). The Company does not engage any other consultants or independent contractors, nor does it have any plans to engage other consultants in the near future.

51.   Please see Item 39(b) on pages 44-45.

52.   Please see Item 43 on page 47.

53.   Please see Item 47 on page 64.

54.   Please see Item 48 on page 64.

55.   Please see Item 49 on page 64.

56.   The comparative amounts for three months and nine months ended September 30, 2005 for the Statement of Operations provided by previous accountants were incorrect. The correct numbers have been included with this amended 1-A. Please see the revised Consolidated Statement of Operations on page 50 and Note #2 on page 53. Ted Williams, the Company's Chief Financial Officer, has informed us that he discussed this issue with Maureen Bauer of the SEC.

57.   Please see the revised notes. The Company's Chief Financial Officer has already spoken with the SEC on these issues and reflected this information in the revised notes.

58.   Please see Risk Factor #9 on page 3.

59.   Please see page Exhibits page E-36 in Part III.

60.   There is no signed endorsement from Franz Beckenbauer. Skillstorm's contract is with FC Bayern Munich, and Mr. Beckenbauer's endorsement is included by way of his executive role with FC Bayern Munich. Please see 'Strategic Relationship Strategy' on page 16.

61.   Please see the amended legal opinion.

Please review this letter and the submissions as stated and advise whether comments will be closed or how we may further improve the disclosures of our client, and contact Todd Van Siclen or myself at (206) 262-9545.

Very truly yours,

THE OTTO LAW GROUP, PLLC



Andrew M. Stolowitz